July 20, 2020

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Kathryn Jacobson, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Re:      Liberty TripAdvisor Holdings, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed February 19, 2020

Form 10-Q for the Quarter Ended March 31, 2020

Filed May 8, 2020

File No. 001-36603

Dear Ms. Jacobson and Mr. Littlepage,

Set forth below are responses to the comments contained in the Staff’s letter to Brian J. Wendling, Senior Vice President and Chief Financial Officer of Liberty TripAdvisor Holdings, Inc. (the “Company”), dated July 7, 2020, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended March 31, 2020 (the “Form 10-Q”).  For your convenience, each of our responses below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K or Form 10-Q, as applicable and unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K or Form 10-Q, as applicable. Terms used but not defined herein have the meanings ascribed to them in the Form 10-K or Form 10-Q, as applicable.

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Form 10-K for the Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Overview

Current Trends Affecting TripAdvisor’s Business, page II-4

1.	Comment: We note on page I-18 that pending the finalization of the terms of Brexit during the transition process through December 31, 2020, the Company is unable to predict the effect Brexit will have on its business and results of operations. Notwithstanding, please address the underlying reasons for the year over year decline in your UK revenues since 2017 as reported on page II-66 and whether you expect such trend to continue. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company does not internally report or forecast revenue by country or geography. However, the Company does provide geographic information as required under ASC 280 on page II-66 of our Form 10-K grouped at the legal entity level by country. The majority of the Company’s revenue in the United Kingdom (or “U.K.”) consists of click-based advertising revenue generated in Tripadvisor’s hotel metasearch auction (or “hotel auction revenue”).  As disclosed on page II-7 of the Form 10-K, the primary drivers of the decrease in hotel auction revenue during this time period included, among others, increased competition from search engines (primarily Google) in Tripadvisor’s SEO marketing channel (or “free traffic”), a reduction by Tripadvisor in SEM and other online paid traffic acquisition spend (or “paid traffic”) in order to optimize profits, and travel partners bidding lower in Tripadvisor’s hotel metasearch auction.  As disclosed on page II-4 of the Form 10-K, revenue headwinds are expected to continue in Tripadvisor’s SEO marketing channel, as a result of increased competition from search engines (primarily Google), which are increasing the prominence of their own hotel products in search results, which would generally be expected to impact all of the Company’s geographies. The decrease in U.K. hotel auction revenue over this time period generally reflects similar trends experienced by Tripadvisor in most of its geographies for its hotel auction revenue, given similar drivers, customers, and contract terms for this revenue stream. During 2020, we expect this trend to continue, although we believe the impacts of the COVID-19 pandemic will be a more significant driver throughout our business.

The Company does not believe that Brexit has had a meaningful impact on the revenue decline in the U.K., although the Company is still unable to predict the effect that Brexit will have on its business and results of operations.

(2) Summary of Significant Accounting Policies

Disaggregation of Revenue, page II-39

2.	Comment: Please tell us how your current presentation of disaggregated revenues depicts the nature, amount, timing and uncertainty of revenues and cash flows as affected by economic factors. In this regard, we note on pages I-4 to I-5 that you referred to discrete revenue streams including but not limited to hotel metasearch auction revenues, hotel B2B revenues, media revenues, booking commissions, transaction fees (seated diner fees), subscription-based advertising, and display advertising. Refer to ASC 606-10-55-89 and 90.

Response:  The objective of the Company’s disaggregated revenue disclosure is to provide the most useful information to users of its financial statements based on categories that are meaningful to the Company, while at the same time depicting the nature, amount, timing and uncertainty of revenue and cash flows as affected by economic factors in accordance with the requirements of ASC 606-10-55-89. Achieving this objective requires judgment, depends on various entity-specific and industry-specific factors and is not subject to a single prescribed factor as the basis for disaggregation.

ASC 606-10-55-90 discusses factors an entity should consider when selecting the type of information an entity should use to disaggregate revenue, including each of the following:

a)	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations);

b)	Information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments; and

c)	Other information that is like the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

In applying the disaggregation framework, the Company also looked to ASC 606-10-55-91 and considered certain categories that the standard indicates may be appropriate for disaggregation purposes, including (a) the type of good or service, (b) geographic region, (c) market or customer type, (d) type of contract, (e) contract duration, (f) timing of transfer of goods or services, and (g) sales channels.

The Company acknowledges the references to discrete revenue streams on pages I-4 and I-5 of the Form 10-K, including but not limited to hotel metasearch auction revenues, hotel B2B revenues, media revenues, booking commissions, transaction fees (seated diner fees), subscription-based advertising, and display advertising. For clarity, any references to “hotel metasearch auction revenue” or “hotel auction revenue” refer to click-based advertising revenue within Tripadvisor-branded hotel revenue. “Media revenues,” “media advertising revenue” or “display-based advertising revenue” refer to Tripadvisor-branded display-based and platform revenue. “Hotel B2B revenue” refers to hotel sponsored placement revenue (or “hotel sponsored ads” revenue) and subscription-based advertising revenue within Tripadvisor-branded hotel revenue. References to “booking commissions” refers to revenue generally derived from Tripadvisor’s Experiences business, and transaction fees (or seated diner fees) is revenue derived from Tripadvisor’s Dining business. The Company advises the Staff it will ensure nomenclatures are consistently used across its future public filings and earnings calls.

The Company may also provide limited information regarding performance of certain revenue streams within each product category to provide investors with some context regarding Tripadvisor’s financial performance and/or underlying trends. In such instances, we generally do not specifically quantify percentage or dollar amounts and instead provide general information or other qualitative information.

Based on the foregoing discussion, we disaggregate our revenue by (1) reportable segments, (i) Hotels, Media & Platform, and (ii) Experiences & Dining, and (2) product offerings within these reportable segments, as follows; (i) Tripadvisor-branded hotels, (ii) Tripadvisor-branded display and platform, (iii) Experiences & Dining, and (iv) Other.

Disaggregation by reportable segment

The Company believes the nature, amount, timing and uncertainty of revenue and cash flows for its Hotels, Media & Platform reportable segment are affected by economic factors differently from our Experiences & Dining reportable segment, based on customer group. The Hotels, Media & Platform reportable segment earns revenue by offering hotel and other travel-related advertising to largely online travel agents (“OTAs”) and hotels primarily on its Tripadvisor-branded websites. The Experiences & Dining reportable segment consists of transaction-based offerings (not advertising), both of which primarily earn commissions (for each attraction/tour facilitated) and transaction fees (per seated diner fees). The Experiences & Dining reportable segment is comprised of businesses that provide access on Tripadvisor’s websites during the trip planning process, to travel-related, recreational, and leisure activities to consumers while on their trip from a large supplier base of experience providers and restaurants.

Disaggregation by product offering

The Company notes that there is not a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows between different revenue streams within each product offering, as described below. Accordingly, the Company believes that the disaggregation of its revenue on the basis of product offering is appropriate.

The Company disaggregates its Hotel, Media & Platform reportable segment into two product categories: (1) Tripadvisor-branded hotel revenue, and (2) Tripadvisor-branded display and platform revenue. Tripadvisor-branded hotel revenue is primarily monetized on a cost-per-click basis (or “CPC” rate), while Tripadvisor-branded display and platform revenue is primarily monetized on a cost-per-thousand impressions basis (or “CPM” rate).

Tripadvisor-branded hotel revenue. The Tripadvisor-branded hotel revenue is primarily monetized through click-based advertising on the hotel pages on Tripadvisor-branded websites. The nature of this revenue is driven by Tripadvisor’s customers’ intent to drive traffic to their websites. Tripadvisor-branded hotels revenue primarily consists of hotel auction advertising revenue, where CPC rates are determined in a dynamic, competitive auction process (or “hotel auction revenue”), and to a lesser extent hotel advertising revenue from Tripadvisor’s hotel sponsored ads, hotel instant booking, and short-term subscription-based advertising.

The Company believes the nature of hotel advertising revenue from the various revenue streams within its Tripadvisor-branded hotels product category is similar in that all revenue streams enable Tripadvisor’s customers, primarily OTAs and hotels, to advertise information regarding hotels on the hotel pages of Tripadvisor-branded websites, all of such advertising enabling consumers to find the right hotel at the right price. The Company monetizes within this product category primarily on a CPC basis from its hotel auction revenue and hotel sponsored ads revenue, and to a lesser extent through short-term subscription-based advertising, which also drives clicks and traffic to Tripadvisor’s hotel customers. The Company regards this as one single product category from an economic perspective, as the product category is impacted by macro factors in the travel industry, regardless of the payment type by the customer. The Company is indifferent from which revenue stream within the Tripadvisor-branded hotels product category it earns revenue, and the effectiveness of all such offerings is ultimately measured based on clicks.

In addition, Tripadvisor is marketing to a similar customer group in this product category (primarily OTAs and hotels). Any further disaggregation of this product category is not used by the Company’s CODM for evaluating the financial performance of the Company’s operating segments.

Tripadvisor-branded display and platform revenue. The Tripadvisor-branded display and platform revenue (or “display-based revenue”) is sold predominantly on a CPM basis for advertisements displayed across all of Tripadvisor’s websites and not exclusively hotel pages. The advertising revenue earned through display-based revenue enables Tripadvisor’s customers to promote their businesses in prominent areas directly on Tripadvisor’s website pages and to provide a more graphically appealing method of advertising. The Tripadvisor-branded display and platform customers are not only hotels and OTAs, but also airlines, cruise operators, destination marketing organizations, other travel-related businesses, as well as advertisers from non-travel categories. The nature of this revenue is more brand-oriented, for which economic factors tend to impact marketing budget decisions differently than for Tripadvisor-branded hotel revenue, and therefore the amount of the Company’s potential revenue. Any further disaggregation of this product category is not used by the Company’s CODM for evaluating the financial performance of the Company’s operating segments.

Experiences & Dining. The Company presents Tripadvisor’s transaction-based offerings as one product category, which primarily monetize through commissions for each attraction/tour facilitated and transaction fees (per seated diner fees) for restaurant visits. Economic factors, such as consumer budget decisions, state of the economy and disposable income, impact the amount of the Company’s potential revenue in this product category. These offerings provide consumers with access on Tripadvisor’s websites during the trip planning process to travel-related, recreational or leisure activities while on a trip from a large supplier base of experience providers and restaurants.   While the CODM may also be provided individual revenue information for Experiences & Dining, the Company believes that the further disaggregation of this product category is not necessary as the offerings generally monetize similarly and are impacted by similar economic factors. Other revenue streams, within this product category, such as subscription-based advertising and transaction-based “restaurant media advertising placements,” which are referenced on page I-5 of the Form 10-K are not significant to this product category.

Other. This revenue is derived from the combination of various businesses that include Rentals, Flights/Cruises/Car, SmarterTravel, and Tripadvisor China. Other revenue has declined in recent years, represented only 11% of consolidated revenue for the full year ended December 31, 2019; and we expect Other revenue to continue to decline in 2020. We believe our conclusion not to disaggregate Other revenue based on quantitative significance is appropriate.

Other information considerations:

In accordance with ASC 606-10-55-90 (a) and (c), we considered the consistency of disclosures outside of our financial statements. The Company notes that its product disaggregation disclosure on page II-39 of the Form 10-K aligns with its quantitative presentation within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Form 10-K and Form 10-Q.

In accordance with ASC 606-10-55-90 (b), the Company also considered the information our CODM, the Company’s Chairman, President and Chief Executive Officer, Gregory Maffei, uses to evaluate the financial performance of the Company’s operating segments and to make resource allocation decisions, when assessing the appropriate categories for disaggregated revenue disclosures. Revenue is provided to the CODM in the following format: (1) consolidated basis and (2) disaggregated. The disaggregated revenue information provided to our CODM is consistent with the Company’s revenue disclosure on page II-39 of the Form 10-K, which is disaggregated as follows: (i) Tripadvisor-branded hotels, (ii) Tripadvisor-branded display and platform, (iii) Experiences & Dining, and (iv) Other. The CODM is also provided separate revenue information for Experiences, Dining and Corporate and Other (which reflects the combination of Rentals, Flights/Cruises/Car, SmarterTravel and Tripadvisor China). As discussed above, while the CODM may also be provided individual revenue information for the Experiences & Dining product category, the Company believes that the further disaggregation of this product category is not necessary as the offerings generally monetize similarly and are impacted by similar economic factors.

We believe the Company’s current presentation complies with the disclosure objective described in ASC 606-10-50-5 and ASC 606-10-55-89 and 55-90.

(14) Segment Information

Revenue by Geographic Area, page II-66

3.	Comment: We note on page I-16 that at least two of your significant advertising partners, Expedia and Booking, accounted for a combined 33% of total revenues. Please provide information regarding the extent of your reliance on major customers which provide 10% or more of your revenues. Refer to ASC 280-10-50-42.

 Response:  Please refer to the Company’s disclosure on page II-42 of Note (2) Summary of Significant Accounting Polices under the section titled “Certain Risks and Concentrations” in the Company’s Form 10-K, where the Company has disclosed financial information related to its customer concentration risk associated with Expedia and Booking. In future filings, the Company intends to cross-reference the disclosure from its Segment Information footnote to its footnote containing disclosure of our “Certain Risks and Concentrations” in the Notes to the Consolidated Financial Statements.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-5437.

Very truly yours,
/s/ Brian J. Wendling
Brian J. Wendling

cc:	Renee L. Wilm – Liberty TripAdvisor Holdings, Inc.

Blaine Versaw – KPMG LLP
Beverly B. Reyes – Baker Botts L.L.P.